Exhibit 12.1

BJ Services Company

Ratio of Earnings to Fixed Charges

(In Thousands)

	Year Ended September 30,
	2002	2003	2004	2005	2006
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	252,694	275,672	520,737	653,347	1,172,083
Fixed charges	33,558	43,478	47,922	41,107	28,539
Amortization of capitalized interest	1,197	1,765	1,524	1,582	1,741
Deduct:
Interest capitalized	2,739	629	787	1,215	2,035
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	4,916	5,080	2,286	3,725	3,970

Earnings, as defined	279,794	315,206	567,110	691,096	1,196,358

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	11,718	16,577	17,176	12,166	2,035
Amortized premiums, discounts and capitalized interest related to indebtedness	3,159	6,456	6,389	3,671	1,763
Estimate of interest within rental expense	18,681	20,445	24,357	25,270	24,741

Fixed charges, as defined	33,558	43,478	47,922	41,107	28,539

Fixed charge ratio	8.34	7.25	11.83	16.81	41.92